Exhibit 99.110

PRESS RELEASE

Torque Esports creates biggest esports racing event ever

- Streamed event fills gap for race-starved fans after race cancellations

- Topped the ‘most watched chart’ of any esports or gaming live stream during broadcast on Twitch or YouTube

- Real-world drivers from Formula 1, IndyCar, Formula E and more take on sim racers

- Not only the biggest esports racing event but one of biggest racing events ever

- Fills entertainment demand in “stay at home economy”

- Watch the race at: the-race.com/AllStar_Esports_Battle

LONDON, March 15, 2020 /PRNewswire/ — In the wake of world-wide major sports cancellations and postponements, Torque Esports Corp. (TSXV: GAME) (OTCQB: MLLLF) today broke new records in the motorsport genre with the creation “The Race All-Star Esports Battle” – streamed live on YouTube and Twitch.

Torque Esports is leading the way in maximising the new opportunity in the booming ‘stay at home economy’.

The event was created following the cancellation of the opening round of the FIA Formula 1 World Championship in Australia which was due to run this weekend. Other major championships including the NASCAR, Formula E, IndyCar and the World Endurance Championship have also been shut down thanks to the COVID-19 virus pandemic.

Today’s competition featured real-world race drivers including Formula 1 star Max Verstappen, Indy 500 winner Simon Pagenaud and fellow IndyCar drivers Felix Rosenqvist and Colton Herta plus Formula E stars Antonio Felix Da Costa, Max Gunther and Neel Jani – all doing battle against the world’s leading sim racing drivers.

From the birth of an idea to the green flag for Saturday’s fan qualifier event - “The Race All-Star Esports Battle” was created in only 48 hours but had a massive impact across streaming and social media - recording millions of impressions.

●	“The Race All-Star Esports Battle” on the rFactor 2 platform was today’s top streamed esports event the world during the broadcast- beating competitions on League of Legends, Call of Duty, Nioh 2 and PlayerUnknown’s Battlegrounds.

●	Stream Hatchet reported today’s event had 90% more live viewers in history than any esports racing event ever held on any streaming platform.

●	Today’s event outperformed the average major sports league on Twitch, generating more average viewers than major sports leagues.

●	“The Race All-Star Esports Battle” viewership was 300 percent larger than the Team USA Road to the Olympics basketball viewership.

●	From Thursday to Sunday The-Race.com website achieved a 160 percent increase in traffic compared to the previous week. Three of the top six stories were on esports racing this week - this is in spite of the dramatic last-minute cancellation of the Australian Formula 1 Grand Prix.

●	Total subscribers for The Race YouTube channel grew by 10 per cent in only three days.

●	The Race’s @wearetherace Twitter channel had three consecutive days of record traffic and 83 percent increase in impressions.

“Race fans around the world are starved of entertainment at the moment - but the beauty of esports racing competition is the fact you can set up events anywhere around the world at any time,” Torque Esports President and CEO, Darren Cox said.

“With the current COVID-19 situation around the world, the ‘stay at home economy’ is surging and Torque Esports is ideally positioned to provide the fan base with compelling virtual versions of real-world motorsport.”

“But even ‘real-world’ is a difficult description to use - esports is growing dramatically as a competition and entertainment platform and now rivals the box office, TV and digital music combined! That certainly makes it ‘real’.”

“We were able to create this unique opportunity by joining the dots between various Torque Esports companies – we streamed on YouTube via our media platform The Race; streamed on Twitch via our gaming and tournament platform, UMG gaming and measured the online viewership with our market-leading analysis company, Stream Hatchet.”

“More people watched today’s ‘The Race All-Star Esports Battle’ online than watch a Formula 1 race on Sky TV in the UK – that is an incredible statistic.”

The race was won by sim racer Jernej Simoncic. Torque Esports will repeat the ground-breaking esports racing event next week with separate events for both the real-world racers and the regular esports competitors.

Today’s stream featured live commentary from Formula 1 commentators Jack Nicholls and Jolyon Palmer along with esports racing caller, René Buttler.

“We know about the massive potential for esports – that is why Torque Esports was created – but today’s event drives home the incredible potential for esports racing as an entertainment platform,” Cox said.

“To cultivate a bigger audience than the mainstream combat gaming titles today is quite astounding. Our team raised the bar in the level of the presentation and the race event was run super professionally like a real-world race meeting.”

More About Torque Esports

Torque focuses on three areas - esports data provision, esport tournament hosting and esports racing. Torque aims to revolutionize esports racing and the racing gaming genre via its industry leading gaming studio Eden Games, which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by Torque’s wholly-owned subsidiary IDEAS+CARS, Silverstone UK). With simulator company AiS recently added – Torque offers gamers everything from Free to Play mobile games to the highest end simulators. Building on the leading position of Stream Hatchet, another Torque wholly-owned subsidiary, Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. Its tournament organizing arm, UMG Media Ltd., has recently added a digital tournament platform to its portfolio of assets in its ever growing ecosystem.

For more information, visit www.torqueesport.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For Further Information

Torque Esports:

Gavin Davidson, gdavidson@torqueesport.com, 705.446.6630

Darren Cox, CEO darrencox@torqueesport.com